BRUUSH ORAL CARE INC.

128 WEST HASTINGS STREET, UNIT 210

VANCOUVER, BRITISH COLUMBIA V6B 1G8

CANADA

August 2, 2023

Attn: Benjamin Richie

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bruush Oral Care Inc.
Amendment No 1. to Registration Statement on Form F-1
Filed August 2, 2023
File No. 333-272942

Dear Mr. Richie:

By letter dated July 7, 2023, the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”) provided Bruush Oral Care Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Registration Statement on Form F-1 filed on June 26, 2023. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses. We are filing Amendment No. 1 to Registration Statement reflecting the following responses.

Exhibits

1.	We refer to your filing tee table filed as Exhibit 107 to your registration statement. Please revise your filing fee table to include separate entries for shares of common stock issuable upon conversion of convertible note and exercise of warrants and pursuant to the private placement.

Response: In response to the Staff’s comment, we have revised the filing fee table to include separate entries for shares of common stock issuable upon conversion of convertible note and exercise of warrants and pursuant to the private placement.

General

2.	Given the nature of the offering and size of the transaction relative to the number of outstanding shares held by non-affiliates as disclosed in the prospectus, it appears that the transaction may be an indirect primary offering. Please provide us with an analysis of your basis for determining that it is appropriate to characterize the transaction as a secondary offering under Securities Act Rule 415(a)(1)(i). For guidance, please see Securities Act Rules Compliance and Disclosure Interpretations Question 612.09.

Response: The Company acknowledges the Staff’s comment and respectfully submits that the proposed resale of the shares of the Company’s common stock by the selling securityholder (the “Selling Securityholder”) as contemplated in the Registration Statement is not an indirect primary offering and is appropriately characterized as a secondary offering under Rule 415(a)(1)(i) promulgated under the Securities Act of 1933, as amended (the “Securities Act”).

Rule 415(a)(1)(i) provides that securities may be registered for an offering on a continuous or delayed basis in the future provided, among other things, that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary. With regard to the Registration Statement, neither the Company nor any of its subsidiaries is offering securities under the Registration Statement, nor is the offering being made on behalf of the Company or any of its subsidiaries.

In further consideration of this comment, we have reviewed Compliance and Disclosure Interpretation Question 612.09 (“C&DI 612.09”), including the six enumerated factors contained therein, and offer the following discussion for the Staff’s consideration:

Background

On March 20, 2023, the Company closed its issuance of an unsecured promissory note in the principal amount of $2,749,412 to the Selling Securityholder (the “March 2023 Note”). On June 26, 2023, the Company and the Selling Securityholder cancelled the March 23 Promissory Note in its entirety and replaced it with the Note (as defined below). As a result, the Company has no obligations pursuant to the March 2023 Note.

On June 26, 2023, through a bona fide private placement, the Company completed its issuance of an unsecured convertible note (the “Note”) with a principal aggregate amount of $3,341,176 to the Selling Securityholder (the “Private Placement”). In connection with the issuance of the Note, the Company entered into a securities purchase agreement (the “Securities Purchase Agreement”) and a registration rights agreement (the “Registration Rights Agreement”) with the Selling Securityholder and issued a common stock purchase warrant to purchase 400,941 shares of common stock (the “Purchase Warrants”) after giving effect to the reverse stock split effected on August 1, 2023, with an Exercise Price of $0.001 or on a cashless basis, to the Selling Securityholder. Pursuant to the Registration Rights Agreement, the Company must file a registration statement covering the resale of such number of shares of common stock equal to 200% of the number of shares of common stock issuable upon conversion of the Note and the exercise of the Purchase Warrant, or a total of 2,583,842 shares of common stock after giving effect to the reverse stock split effected on August 1, 2023. The Private Placement was effected in reliance upon the exemption from the registration requirements of the Securities Act by virtue of Section 4(a)(2) thereof and Rule 506 of Regulation D thereunder.

The Private Placement was conducted pursuant to the Securities Purchase Agreement in which, among other things, the Selling Securityholder made customary investment and private placement representations to the Company, including that it (i) was an “accredited investor” as defined in Rule 501 under the Securities Act, (ii) was acquiring the Note for the purpose of investment and not with a view towards the sale or distribution within the meaning of the Securities Act, (iii) had such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of its investment in the Note, (iv) was able to bear the economic risks of the investment, and (v) was aware that it may have to hold the Note indefinitely absent subsequent registration under the Securities Act or a disposition pursuant to an applicable exemption.

Factor 1: How Long the Selling Securityholder Has Held the Shares

The Selling Securityholder initially purchased the March 2023 Note on March 20, 2023, which has been cancelled replaced with the Note issued on June 26, 2023 pursuant to the Securities Purchase Agreement. Therefore, as of the date of this letter, the Selling Securityholder will have held the shares underlying the Note and Purchase Warrants for over four months. The issuance was made in a bona fide private placement exempt from registration under Section 4(2) of the Securities Act. The Selling Securityholder has been subject to the full economic and market risks of their entire investment since the date of the acquisition of the shares. In addition, The Selling Securityholder acquired the shares with no assurance that the shares could be sold in a liquid market. This holding period for the Notes and the Shares demonstrates that the Selling Securityholder acquired the securities for investment, does not have intent to distribute the Shares on behalf of the Company and is not acting as an underwriter.

In the Registration Rights Agreement, the Company has covenanted to file a registration statement covering the resale of the shares of common stock underlying the Note and Purchase Warrants and to use its best efforts to cause such Registration Statement to become effective under the Securities Act within approximately three months after the closing date of the Private Placement. The Company filed the Registration Statement to perform such obligation under the Registration Rights Agreement. The Company respectfully submits to the Staff that the registration of the shares of common stock for resale as contemplated in the Registration Statement is consistent with a typical “PIPE” transaction, where an issuer is required to file a resale registration statement shortly after closing.

As discussed above, the Selling Securityholder has held the March 2023 Note, which was replaced by the Note and the Purchase Warrants, for more than four months as of the date of this letter. The conversion or exercise prices at which the Selling Securityholder may acquire the shares of common stock have been determined in the transaction documents and while the conversion price of the Note is subject to change, it shall in no event be less than $3.75 after giving effect to the reverse stock split effected on August 1, 2023. Like other investors in a typical PIPE transaction, the Selling Securityholder was immediately at market risk once the Note and the Purchase Warrants were acquired on June 26, 2023.

Further, according to Yahoo Finance, the average three-month volume as of the date of this letter was approximately 58,749 shares. As a result, the Company believes that the Selling Securityholder likely would need to continue to bear the market risk of a significant portion of its investment because it could be difficult for the Selling Securityholder to sell such a large number of shares of common stock into the public market without significantly reducing the sale price of such shares of common stock.

Factor 2: Circumstances under which the Selling Securityholder Acquired the Shares

As described above, the Selling Securityholder acquired the shares of common stock in the Private Placement, which was a bona fide private placement transaction conducted pursuant to an exemption from registration under Section 4(a)(2) of the Securities Act.

The Securities Purchase Agreement contained, among other things, customary investment and private placement representations of the Selling Securityholder to the Company. In addition, the Selling Securityholder has not entered into any underwriting relationships or arrangements with the Company, has not received any commission or other payment from the Company in connection with the resale of any of its securities, and the Company will receive no proceeds from the resale of the shares of common stock, if any, by the Selling Securityholder. These circumstances are quite distinct from those involving a primary offering by or on behalf of the Company.

Furthermore, Rule 100 of Regulation M defines a “distribution” as “an offering of securities, whether or not subject to registration under the Securities Act, that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods” (emphasis added). The Company is not aware of any evidence that would suggest that any such special selling efforts or selling methods (such as investor presentations or road shows) by or on behalf of the Selling Securityholder that have or are currently intended to take place if the Registration Statement is declared effective.

Factor 3: The Selling Securityholder’s Relationship to the Company

Based upon information supplied to the Company by the Selling Securityholder, the Selling Securityholder is a private investment fund that purchased the securities for its own account and not with a view to resale or distribution. The Company does not have an underwriting relationship with the Selling Securityholder or any contractual, legal or other relationship that would control the timing, nature or amount of resales of the shares of common stock following the effectiveness of the Registration Statement or even whether any shares of common stock are resold at all under the Registration Statement. To the Company’s knowledge, at no time has the Selling Securityholder been affiliated with or acted as securities broker-dealers or representatives thereof. Further, as noted above, the Selling Securityholder represented to the Company that they were acquiring the securities for their own accounts and not with a view to resale or distribution.

The registration rights granted to the Selling Securityholder under the Registration Rights Agreement entered into in connection with the Private Placement are customary and are not indicative of any desire of the Selling Securityholder to sell or distribute the shares of common stock on behalf of the Company, or at all. The Selling Securityholder negotiated for such customary registration rights for a variety of business reasons and the registration rights were not granted by the Company for the purpose of conducting an indirect primary offering. Absent the contractual obligation contained in the Registration Rights Agreement, the Company would not be filing the Registration Statement. In addition, the Selling Securityholder would be responsible for paying any broker-dealer fees or underwriting discounts or commissions directly to any broker-dealers they engage to assist in selling any shares of common stock.

To the extent the Selling Securityholder sells the shares of common stock, the Selling Securityholder will retain all proceeds from such sales and the Company will not receive any of the proceeds from any resale of the Shares.

Factor 4: The Amount of Shares Involved

The Company is seeking to register 2,583,842 shares of common stock for resale. While the number of shares of common stock being registered are a factor considered by the Staff in determining whether an offering should be deemed to be a primary or secondary offering, we submit that undue weight should not be placed on this single factor. The Staff’s own interpretations support this position. Pursuant to C&DI 612.09, the amount of shares of common stock being offered is only one of several factors to be considered in evaluating whether, under all the circumstances, a purported secondary offering is instead an indirect primary offering.

We also submit that emphasis solely on the number of shares of common stock being registered in relation to the shares of common stock outstanding or the public float can severely limit a smaller public company’s financing alternatives, which are generally few. The Staff has acknowledged this by accepting a valid secondary offering where a significant number of shares of common stock are being registered but the facts do not otherwise demonstrate that the Selling Securityholder is acting as conduits for the issuer to effect a primary offering.

Additionally, the number of shares of common stock issuable upon conversion of the Note and Purchase Warrants – and, therefore, the number of shares of common stock to ultimately be registered for resale – involved significant and unpredictable variables. The number of shares of common stock issuable to the Selling Securityholder upon conversion of the Note and exercise of the Purchase Warrants depended on the timing of such conversion and/or exercise and could have resulted in the Selling Securityholder holding between 0 and 2,583,842 shares of common stock.

Moreover, under the Note and the Purchase Warrants, the Company is prohibited from affecting any conversion of the Note, or exercise of the Purchase Warrants, and the Selling Securityholder does not have the right to convert any portion of the Note, or exercise the Purchase Warrants, to the extent that after giving effect to the conversion, or exercise, the Selling Securityholder (together with its affiliates, and any other Persons acting as a group together with the Selling Securityholder or any of such affiliates) would beneficially own shares of the Company in excess of 4.99% under the Note (and up to 9.99% under the Purchase Warrants) of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares of common stock upon conversion of the Note, or exercise of the Purchase Warrants.

Finally, the Company notes that the six factors and considerations enumerated in C&DI 612.09 are identical to the interpretive guidance for secondary offerings on Form S-3 as stated in Compliance and Disclosure Interpretation Question 214.02 (“C&DI 216.14”). C&DI 216.14 states that an affiliate who owns 50% of the issuer’s securities is eligible to make secondary offerings “unless the facts and circumstances indicate that the affiliate is acting as an underwriter or by or on behalf of the issuer.” The Company acknowledges that it is not currently eligible to register transactions on Form S-3, but it believes that this criteria is equally applicable for distinguishing primary and secondary offerings on Form S-1 and generally applicable to all sales purported to be made pursuant to Rule 415(a)(1)(i).

The Company believes that this demonstrates that the offering contemplated by the Registration Statement should not be viewed as an indirect primary offering solely by virtue of the number of shares of common stock being registered for resale, as such number was the result of a series of events outside of the Company’s control as opposed to an orchestrated offering and amount determined by the Company. Most importantly, the fact that the Selling Securityholder does not have the right to convert the Notes or Purchase Warrants to the extent that after giving effect to the conversion or exercise would beneficially own shares of the Company in excess of 4.99% under the Note or up to 9.99% under the Purchase Warrants will limit the Selling Securityholder’s ability to obtain and sell a large amount of shares of common stock of the Company.

Factor 5: Whether the Selling Securityholder is in the Business of Underwriting Securities

As noted above, based upon information supplied to the Company by the Selling Securityholder, the Selling Securityholder is a private investment fund. To the Company’s knowledge, the Selling Securityholder is not, nor has it ever been, in the business of underwriting securities. Additionally, the issuance of shares of common stock covered by the Registration Statement upon the conversion of the Note and the exercise of the Purchase Warrants was neither conditioned on the prior effectiveness of the Registration Statement nor otherwise conditioned on the Selling Securityholder’s ability to resell the shares of common stock.

In prior no-action letters, the Staff has noted that determination of “underwriter” status depends on all of the facts and circumstances surrounding a particular transaction. The Staff also has stated that institutional investors generally should not be deemed to be underwriters with regard to the acquisition of large amounts of securities, provided such securities are acquired in the ordinary course of the investor’s business and that the investor has no arrangement with any person to participate in the distribution of such securities. See, e.g., Staff Letter dated May 10, 1983 re: American Council of Life Insurance. Pursuant to the Securities Purchase Agreement, the Selling Securityholder represented and warranted that it was acquiring the securities for the purpose of investment and not with a view towards the sale or distribution thereof within the meaning of the Securities Act. There is no evidence to suggest that any of those representations were false.

Factor 6: Whether under All the Circumstances it Appears that the Selling Securityholder is Acting as a Conduit for the Company

As noted above, the Selling Securityholder acquired the shares of common stock following conversion of the Note and/or exercise of the Purchase Warrants, which were initially acquired in a bona fide private placement transaction. Since the closing of the Private Placement, the Selling Securityholder has borne the full economic risk of ownership of the securities and likely will continue to do so for a significant period of time.

The Selling Securityholder is not acting on behalf of the Company with respect to the shares of common stock being registered for resale under the Registration Statement and will receive no commission or other payment from the Company, and the Company will receive no portion of the proceeds from any sales of shares of common stock.

Conclusion

The circumstances of the offering do not indicate that the Selling Securityholder is reselling the shares of common stock on behalf of the Company. The Selling Securityholder did not acquire the shares of common stock under circumstances that would indicate that it was receiving compensation from the Company in connection with the resale of the shares of common stock or that the Company had any financial interest in the resale of the shares of common stock. Additionally, there is no evidence of special selling efforts or selling methods that would suggest a view to “distribution.” Finally, to the Company’s knowledge, the Selling Securityholder is not in the business of underwriting securities. In light of these circumstances and the others described herein, we respectfully submit that the Selling Securityholder is not acting as an underwriter on behalf of, or as a conduit for, the Company.

We acknowledge the Staff’s guidance and respectfully submit that, based on the foregoing, the proposed resale of the shares of common stock by the Selling Securityholder as contemplated by the Registration Statement is appropriately characterized as a secondary offering that is eligible to be made on a shelf basis under Rule 415(a)(1)(i) and, as such, the Selling Shareholder should not be deemed to be an underwriter under the Securities Act.

The Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Thank you for your assistance in reviewing this filing.

Very truly yours,

/s/ Aneil Manhas
Aneil Manhas
Chief Executive Officer